March 12, 2013

Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Viña Concha y Toro S.A.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 001-13358

Dear Ms. Jenkins,

On behalf of Viña Concha y Toro S.A. (the “Company”), we are responding to your letter dated February 11, 2013 regarding the review of the above-referenced filing.

On February 22 we informed that we would be able to answer to the Staff’s comments on or before March 12, 2013. Nowadays we are not able to comply with such term as we have not yet a definitive version of our answer. We request for another extension of five business days. We will answer on or before March 19, 2013.

We will keep trying to contact Joanna Lam or John Archfield in order to explain in detail the reason of our delay.

If you have any questions or comments with regard to this response or other matters, please call the undersigned at (56-2) 2476-5768

Very truly yours,

/s/ OSVALDO SOLAR VENEGAS
Osvaldo Solar Venegas
Chief Financial Officer
Vina Concha y Toro S.A.